UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Alcobra Ltd.

(Name of Issuer)

Ordinary Shares, par value of NIS 0.01

(Title of Class of Securities)

M2239P 10 9

(CUSIP Number)

Amir Efrati

Exodus Capital L.P.

11 Menachem Begin Rd.

Ramat-Gan, Israel 5268104

+972-77-3206050

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 31, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON

Exodus Capital L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,664,738
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,664,738
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,664,738
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.7%
14	TYPE OF REPORTING PERSON

PN

2

1	NAME OF REPORTING PERSON

Exodus Management Israel Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,865,255
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,865,255
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,865,255
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.4%
14	TYPE OF REPORTING PERSON

CO

3

1	NAME OF REPORTING PERSON

The Phoenix Holding Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		452,012
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

452,012
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

452,012
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

CO

4

1	NAME OF REPORTING PERSON

Delek Group Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		452,012
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

452,012
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

452,012
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

CO

5

1	NAME OF REPORTING PERSON

Itshak Sharon (Tshuva)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		452,012
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

452,012
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

452,012
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

IN

6

1	NAME OF REPORTING PERSON

Amir Efrati
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,317,267
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,317,267
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,317,267
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.0%
14	TYPE OF REPORTING PERSON

IN

7

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein. Amendment No. 4 is being filed to reflect the removal of Brosh Capital L.P. and Brosh Funds Management Ltd. as Reporting Persons and the addition of The Phoenix Holding Ltd. (“Phoenix”), Delek Group Ltd. (“Delek”), and Itshak Sharon (Tshuva) (“Mr. Tshuva”) as Reporting Persons, due to the March 31, 2017 transactions as more fully described below.

Item 2.	Identity and Background.
Item	2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Exodus Capital L.P., a Cayman Islands limited partnership (“Exodus”);
(ii)	Exodus Management Israel Ltd., an Israeli corporation, which serves as the general partner of Exodus (“Exodus GP”) and as portfolio manager for a certain managed account (the “Exodus Managed Account”);
(iii)	Phoenix, an Israeli corporation, which is the direct or indirect, majority owner of certain subsidiaries that manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients (the “Subsidiaries”);
(iv)	Delek, an Israeli corporation, which serves as the majority owner of Phoenix;
(v)	Mr. Tshuva, the majority owner of Delek’s outstanding share capital and voting rights; and
(vi)	Amir Efrati, who serves as the portfolio manager of Exodus.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Exodus, Exodus GP and Mr. Efrati is 11 Menachem Begin Rd., Ramat-Gan, Israel. The address of the principal office of Phoenix is Derech Hashalom 53, Givataim, 53454, Israel. The address of the principal office of each of Mr. Tshuva and Delek is 7 Giborei Israel Street, P.O.B. 8464, Netanya, 42504, Israel. The officers and directors of Exodus GP and each of their principal occupations and business addresses are set forth on Schedule A to the Schedule 13D and are incorporated by reference in this Item 2. The officers and directors of each of Phoenix and Delek and each of their principal occupations and business addresses are set forth on Schedule A to this Amendment No. 4 and are incorporated by reference in this Item 2.

(c)       The principal business of Exodus is investing in securities. The principal business of Exodus GP is serving as the general partner of Exodus and as a portfolio manager for the Exodus Managed Account. The principal business of Phoenix is serving as an Insurance company that provides Non-Life, Health Insurance and Long-Term Savings, as well as the Phoenix Investments and Finance Ltd. - which manages its members' funds, Phoenix Insurance's nostro portfolio, and holds 100% in Excellence Nessuah Investment House. The principal business of Delek is serving as an integrated energy company, and as a leader of the natural gas exploration and production activities. The principal business of Mr. Tshuva is serving as the President of El Ad US Holding, Inc. The principal occupation of Mr. Efrati is serving as the portfolio manager of Exodus.

8

(d)       No Reporting Person nor any person listed on Schedule A to the Schedule 13D or Schedule A to this Amendment No. 4, each annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person nor any person listed on Schedule A to the Schedule 13D or Schedule A to this Amendment No. 4, each annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Efrati is a citizen of Israel. The citizenship of the persons listed on Schedule A to the Schedule 13D and Schedule A to this Amendment No. 4, each annexed hereto, is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.
Item	3 is hereby amended and restated to read as follows:

The Shares purchased by Exodus, and held in the Exodus Managed Account, and by the Subsidiaries were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule B, which is incorporated herein by reference. The aggregate purchase price of the 2,664,738 Shares owned directly by Exodus is approximately $2,761,331, excluding brokerage commissions. The aggregate purchase price of the 200,517 Shares held in the Exodus Managed Account is approximately $219,174, excluding brokerage commissions. The aggregate purchase price of the 452,012 Shares held by the Subsidiaries is approximately $515,294, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 27,560,920 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 4, 2016. All ownership information reported in this Item 5 is as of the close of business on April 3, 2017.

A.	Exodus
(a)	Exodus directly beneficially owns 2,664,738 Shares.

Percentage: Approximately 9.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,664,738
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,664,738

9

(c)	The transactions in the Shares by Exodus since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
B.	Exodus GP
(a)	As the general partner of Exodus, Exodus GP may be deemed to beneficially own the (i) 2,664,738 Shares beneficially owned by Exodus and (ii) 200,517 Shares held in the Exodus Managed Account.

Percentage: Approximately 10.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,865,255
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,865,255

(c)	Exodus GP has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D. The transactions in the Shares by Exodus and on behalf of the Exodus Managed Account since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
C.	Phoenix
(a)	Phoenix, as the majority owner of the Subsidiaries, may be deemed to beneficially own the 452,012 Shares held by the Subsidiaries.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 452,012
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 452,012

(c)	Phoenix has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D. The transactions in the Shares on behalf of the Subsidiaries since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
D.	Delek
(a)	Delek, as the majority owner of Phoenix, may be deemed to beneficially own the 452,012 Shares held by the Subsidiaries.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 452,012
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 452,012

(c)	Delek has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D. The transactions in the Shares on behalf of the Subsidiaries since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

10

E.	Mr. Tshuva
(a)	Mr. Tshuva, as the majority of Delek’s outstanding share capital and voting rights, directly and indirectly, through private companies wholly owned by him, may be deemed to beneficially own the 452,012 Shares held by the Subsidiaries.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 452,012
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 452,012

(c)	Mr. Tshuva has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D. The transactions in the Shares on behalf of the Subsidiaries since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
F.	Mr. Efrati
(a)	Mr. Efrati as the portfolio manager of Exodus and because of that certain Power of Attorney Agreement between him and Phoenix granting him the power to vote and dispose of the Shares held in the Subsidiaries, may be deemed to beneficially own the: (i) 2,664,738 Shares owned by Exodus; (ii) 200,517 Shares held in the Exodus Managed Account; and (iii) 452,012 Shares held by the Subsidiaries.

Percentage: Approximately 12.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,317,267
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,317,267

(c)	Mr. Efrati has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D. The transactions in the Shares by Exodus and on behalf of the Exodus Managed Account and the Subsidiaries since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons or Subsidiaries are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons and Subsidiaries specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person or Subsidiary, except to the extent of their pecuniary interest therein.

11

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item	6 is hereby amended to add the following:

On April 4, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement by and among Exodus Capital L.P., Exodus Management Israel Ltd., The Phoenix Holding Ltd., Delek Group Ltd., Itshak Sharon (Tshuva) and Amir Efrati dated April 4, 2017.

12

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2017

BROSH CAPITAL L.P.

By:	Brosh Funds Management Ltd. Its General Partner

By:	/s/ Amir Efrati
	Name:	Amir Efrati
	Title:	Authorized Signatory

EXODUS CAPITAL L.P.

By:	Exodus Management Israel Ltd. Its General Partner

By:	/s/ Amir Efrati
	Name:	Amir Efrati
	Title:	Authorized Signatory

BROSH FUNDS MANAGEMENT LTD.

By:	/s/ Amir Efrati
	Name:	Amir Efrati
	Title:	Authorized Signatory

EXODUS MANAGEMENT ISRAEL LTD.

By:	/s/ Amir Efrati
	Name:	Amir Efrati
	Title:	Authorized Signatory

THE PHOENIX HOLDING LTD.

By:	/s/ Amir Efrati
	Name:	Amir Efrati
	Title:	Authorized Signatory

DELEK GROUP LTD.

By:	/s/ Amir Efrati
	Name:	Amir Efrati
	Title:	Authorized Signatory

/s/ Amir Efrati
Amir Efrati, Individually, and as attorney-in-fact for Itshak Sharon (Tshuva)

13

SCHEDULE A

Directors & Officers of Phoenix Holding Ltd.

Name and Position	Present Principal Occupation	Business Address	Citizenship
Asaf Bartfeld, Director	Chairman of the board	Delek Group Ltd. Giborey Israel St.7, Netanya	Israeli
Omer Shachar, Director	Board member	Pesach Lev St.4, Lod	Israeli
Israel Kass, Director	Board member	Mayer's Cars &Trucks Co. Ltd. Itzhak Sadeh St.17, Tel-Aviv	Israeli
Moshe Abramovitz, Director	Board member	N/A	Israeli
Ronny Maliniak, Director	Board member	N/A	Israeli
Avraham Harel, Director	Board member	Ester Ha-Malka St.4, Bnei Brak	Israeli
Dr. Rivi Cohen, Director	Board member	N/A	Israeli
Leora Pratt Levin, Director	Board member	Delek Group Ltd. Giborey Israel St.7, Netanya	Israeli
Eyal Lapidot	President & CEO	Derech Hashalom 53, Givataim, 53454, Israel	Israeli
Eli Schwartz	Executive Vice President, Chief Financial Officer	Derech Hashalom 53, Givataim, 53454, Israel	Israeli
Menachem Neemam	Senior Vice President, Chief Legal Counsel and Corporate Secretary	Derech Hashalom 53, Givataim, 53454, Israel	Israeli
Roy Yakir	Executive Vice President - Chief Investment Manager	Derech Hashalom 53, Givataim, 53454, Israel	Israeli
Shmuel Rozenbloom	Internal Auditor	Derech Hashalom 53, Givataim, 53454, Israel	Israeli
Amit Netanel	Vice President, Risks Manager	Derech Hashalom 53, Givataim, 53454, Israel	Israeli

CUSIP NO. M2239P 10 9

Directors & Officers of Delek Group Ltd.

Name and Position	Present Principal Occupation	Business Address	Citizenship
Gabriel Last, Director	Chairman of the board	19 Abba Eban Blvd., P.O.B. 2054, Herzeliya 4612001	Israeli
Itshak Sharon (Tshuva), Director *
Avi Harel, Director	Board Member	Yatkovski Achim St 40, Petah Tikva	Israeli
Roni Ron Milo, Director	Board Member	Sderot David HaMelech 26, Tel Aviv-Yafo	Israeli
Carmit Elroy, Director	Board Member	HaShomer St 18, Avihayil	Israeli
Arie Zief, Director	Board Member	Harzfeld St 22, Herzliya	Israeli
Yehudit Tytelman, Director	Board Member	Ussishkin St 26b, Herzliya	Israeli
Asaf Bartfeld	President & CEO	19 Abba Eban Blvd., P.O.B. 2054, Herzeliya 4612001	Israeli
Barak Mashraki	CFO	19 Abba Eban Blvd., P.O.B. 2054, Herzeliya 4612001	Israeli
Idan Wallace	Deputy CEO of Delek Group	19 Abba Eban Blvd., P.O.B. 2054, Herzeliya 4612001	Israeli
Amir Lang	VP Business Development, Mergers & Acquisitions	19 Abba Eban Blvd., P.O.B. 2054, Herzeliya 4612001	Israeli
Michael Grinberg	Director of Internal Audit	19 Abba Eban Blvd., P.O.B. 2054, Herzeliya 4612001	Israeli
Leora Pratt Levin	V P & Legal Counsel	19 Abba Eban Blvd., P.O.B. 2054, Herzeliya 4612001	Israeli
Ido Adar	Treasurer	19 Abba Eban Blvd., P.O.B. 2054, Herzeliya 4612001	Israeli
Yossi Barnea	Chief Investment Officer	19 Abba Eban Blvd., P.O.B. 2054, Herzeliya 4612001	Israeli

* Mr. Tshuva is a Reporting Person and, as such, the information with respect to Mr. Tshuva called for by Item 2 of Schedule 13D is set forth therein.

CUSIP NO. M2239P 10 9

SCHEDULE B

Transaction in the Shares Since the Filing of Amendment No. 3 to the Schedule 13D

Nature of Transaction	Date of Purchase/Sale	Securities Purchased	Price Per Share [U.S. cents]

EXODUS CAPITAL L.P.

Purchase of Ordinary Shares	03/30/2017	2,800	113.98
Purchase of Ordinary Shares	03/31/2017	40,440	113.94
Purchase of Ordinary Shares*	03/31/2017	121,817	114.00
Purchase of Ordinary Shares*	03/31/2017	69,615	114.00
Purchase of Ordinary Shares*	03/31/2017	201,119	114.00
Purchase of Ordinary Shares*	03/31/2017	452,011	114.00
Purchase of Ordinary Shares	04/03/2017	191,863	111.02
Purchase of Ordinary Shares	04/04/2017	22,676	109.00

EXODUS MANAGEMENT ISRAEL LTD. (THROUGH THE EXODUS MANAGED ACCOUNT)

Purchase of Ordinary Shares	03/28/2017	26,409	113.98
Purchase of Ordinary Shares	03/29/2017	18,168	114.75
Purchase of Ordinary Shares	03/29/2017	11,832	114.97

THE PHOENIX HOLDING LTD. (THROUGH THE SUBSIDIARIES)

Purchase of Ordinary Shares*	03/31/2017	226,006	114.00
Purchase of Ordinary Shares*	03/31/2017	226,006	114.00

*These Shares were purchased from Brosh Capital L.P. in a private transaction.